NESTLÉ S.A.



082-02252

09045638

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

5th March 2009
SG/YPB/jms

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

♦ Copy of 1 management transaction as published on 5th March on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

Encl.

DEUTSCH ENGL

 SWISS EXCHANGE



SUR NOUS   SIX GROUP   COLLABORATEURS   ÉVÉNEMEI

Admission

ADMISSION NÉGOCE BOURSIER CLEARING & SETTLEMENT DONNÉES DU MARCHÉ INFORMATIONS PARTICIPANTS ÉMETTEURS

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SIX Swiss Exchange par les émetteurs cotés. La SIX Swiss Exchange décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le Segment SIX Swiss Exchange «Compatible UE» doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au Segment SIX Swiss Exchange «Compatible UE». C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en œuvre dans un Etat membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Une source additionelle pour les déclarations actualisé en cours de journée est fourni par un 🔊 flux RSS.

Transactions du [mars 2009 ▾] au [mars 2009 ▾]

Emetteur: [nestle]   ☐ Annonces corrigées inclues

Rechercher et trier: [par date]   [par émetteur]   [par montant 321]   [par montant 123]

Nombre d'annonces trouvées: **1**
Sélectionner un mois: mars 2009

Emetteur	**Nestlé AG**
Date de la transaction	**04.03.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 18'000 titres** pour un montant total de **CHF 150'978.70** (soit CHF 8.39 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0038863350

| Conditions du produit | Exercise de Management Stock Options, Strike price CHF 27.855 |

CONTACT   RECHERCHE   SITEMAP   DISCLAIMER   IMPRIMER   ©SIX SWISS EXCHANGE

N E S T L É S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

17th March 2009   **SUPPL**
SG/YPB/cs

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

♦ Copy of 1 management transaction as published on 17th March on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

Encl.

 SWISS EXCHANGE



SUR NOUS   SIX GROUP   COLLABORATEURS   ÉVÉNEMENTS

Admission

HOME

⊞ Cotation

⊞ Admission au négoce

⊟ Maintien de la cotation

  ⊞ Devoirs d'annonce

  ⊞ Publicité événementielle

  ⊞ Etablissement des comptes

  ⊞ Publicité des participations

    Corporate Governance

  ⊟ **Transactions du management**

    Origine

    Fondement juridique

    Annonces publiées

    Privacy Statement

    Contact

  ⊞ Reporting Engine

    Contact

⊞ Conseillers

⊞ Organisation de l'admission

⊞ Réglementation

⊞ Sanctions

  Accords

  Tarif

  SWX Europe

⊞ Publications

  Contact

ADMISSION NÉGOCE BOURSIER CLEARING & SETTLEMENT DONNÉES DU MARCHÉ INFORMATIONS PARTICIPANTS ÉMETTEURS

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SIX Swiss Exchange par les émetteurs cotés. La SIX Swiss Exchange décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre <u>disclaimer</u>.

Les sociétés dont les titres sont admis au négoce sur le Segment SIX Swiss Exchange «Compatible UE» doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au Segment SIX Swiss Exchange «Compatible UE». C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en œuvre dans un Etat membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Une source additionelle pour les déclarations actualisé en cours de journée est fourni par un 📶 <u>flux RSS</u>.

Transactions du [mars 2009 ▼] au [mars 2009 ▼]

Emetteur: [nestle] ☐ Annonces corrigées inclues

Rechercher et trier: [par date] [par émetteur] [par montant 321] [par montant 123]

Nombre d'annonces trouvées: **2**

Emetteur	**Nestlé AG**
Date de la transaction	**14.03.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 10'000 titres** pour un montant total de **CHF 93'319.00** (soit CHF 9.33 / titre)
Catégorie du titre	Autres
ISIN	<u>CH0038863350</u>
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**04.03.2009** par un membre exécutif du conseil d'administration / membre de la direction générale

Type de transaction	**Aliénation de 18'000 titres** pour un montant total de **CHF 150'978.70** (soit CHF 8.39 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options, Strike price CHF 27.855

CONTACT   RECHERCHE   SITEMAP   DISCLAIMER   IMPRIMER   © SIX SWISS EXCHANGE